

INVESTOR PRESENTATION

MARCH 2019

SAFE HARBOR STATEMENT

This presentation contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words "could," "believe," "anticipate," "intend," "estimate," "expect," "may," "continue," "predict," "potential," "project" and similar expressions that are intended to identify forward-looking statements. All forward-looking statements speak only as of the date of this presentation. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. Forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from historical experience and present expectations or projections and the trading price for our common stock may fluctuate significantly. Forward-looking statements also are affected by the risk factors described in the Company's filings with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NEWGIOCO
GROUP

INVESTMENT HIGHLIGHTS

Newgioco Group is a vertically-integrated leisure gaming technology company with fully-licensed online and land-based gaming operations now expanding into the bourgeoning U.S. sports betting market using its ELYS Betting Platform

Proven operations in Italy provide a solid launching point for **U.S. and global expansion**

Supreme Court (May 2018) decision legalizing sports betting creates **secular 15-year U.S. opportunity**

Track-record of **strong operating results,** 3-year revenue CAGR of 92% and profitable on a non-GAAP basis

Newgioco capturing increasing share of **significant, expanding market opportunity**… $500B Global Gaming Market

Significant operating leverage and Adjusted EBITDA[1] positive at ~$8.5M of revenue per quarter

Proven and cutting-edge sports betting platform provides **superior risk management** with limited competition

[1] See Slide 23 for the Reconciliation to Adjusted EBITDA

NEWGIOCO
G R O U P

POSITIONED FOR CORE GROWTH AND GLOBAL EXPANSION

- Leverage track record of success from highly regulated Italian gaming market

- U.S. Supreme Court Decision (May 2018) Opens U.S. Market for Sports Betting

- Targeting U.S. Tribal Gaming market
  - Initial focus on 17 states
  - Agreements expected to roll out 2019-2022

- Virtual Generation (VG) acquisition provides further global expansion opportunities
  - Cross-selling sports betting (ELYS) platform
  - VG established in 12 countries where
  - Roulette, keno, horse/greyhound racing, soccer

- Looking for other SaaS opportunities in EMEA, Asia and South America



■ < 2017   ■ 2017   ■ 2018   ■ 2019 Planned

NEWGIOCO
G R O U P

MARKET OVERVIEW:
ITALY IS THE LARGEST GAMING MARKET IN THE EU

Well-established business operations in the largest, most highly-regulated gaming market

Total Gaming Market Size



GGR (€ in billions, 2017)

Italy	20.1
United Kingdom	16.4
Germany	13.8
France	10.4
Spain	8.5
Netherlands	2.5
Sweden	2.3
Ireland	2.1
Finland	2.1
Greece	1.9

Source: Playtech/SNAI Conference Call

Italy Market Share



- Bet365 (Hillside PLC) 18.23%
- SNAITECH 11.36%
- Eurobet Italia (GVC/Ladbrokes Coral) 11.13%
- planetwin (SKS365) 9.69%
- Sisal Entertainment 8.81%
- Lottomatica Scommesse 7.89%
- Goldbet 7.18%
- All others 25.71%

Source: AGIMEG

Italy gaming market growing at double-digit rates

Highly fragmented global market

NEWGIOCO
G R O U P

DRIVING GROWTH OF ITALIAN BOOKMAKING OPERATIONS

Established, Rapidly Growing, Profitable Business

- Expanding portfolio of products in existing stores and taking market share

- Acquisition opportunities as consolidation in Italy market expected to continue

- Opening new small town shops with attractive business model:

  - $15-20K to outfit a shop that does $100K-$125K in handle*/month

  - 10-12% hold drives US$10-15K in GGR/month → payback typically occurs within 3 months

- "Typical" handle for a small town shop is ~$100,000 - $125,000 per month





* Handle (turnover) represents the total amount of wagers before deducting winnings

NEWGIOCO
GROUP

MARKET OVERVIEW:
LEGALIZATION OF THE U.S. SPORTS BETTING MARKET

- Smartphone apps currently transact ~70% of Nevada sports betting… not physical locations … representing a $4.9B market
- Sports betting legislation accelerating in the U.S.
  - 10 States enacted online gaming bills in 2017
  - In May 2018, the U.S. Supreme Court ruled to allow sports betting
- ***Regulation means protection for consumers and tax revenue for state and federal coffers***



$320M

Wagered legally on the Super Bowl



$5.7B

Wagered illegally on one game



$12B

To be wagered on March Madness



$3.6B

Wagered on MLB in one season

Source: American Gaming Association (AGA)

NEWGIOCO GROUP

OUR PLANS FOR EXPANSION:
U.S. TRIBAL MARKETS

Leveraging our proven experience and solid technology foundation to target U.S. Tribal markets



$5 Billion or more
$2-$5 Billion
$1 - $2 Billion
$200 Million - $1 Billion
$0 - $200 Million
No Tribal Gaming

Live in 2018
Live in 2019-20
Live in 2021-22
Live after 2022
Unlikely to authorize

- Focus on $32B Tribal market (Source: AGA)
- Targeting specific U.S. state markets
- Board of Directors with Nevada Gaming compliant backgrounds
- Tribal Non-Compacted and Select Compacts can move at their own pace
- Initial target: 17 states, comprising ~39% of the U.S. adult population
- ***Recently announced our flagship US deal with Fleetwood Gaming in Montana (SB330 - Sports Betting Act)***

Sources: AGA, Meister

OTCQB: NWGI

COMPETITIVE LANDSCAPE:
ACQUISITIVE INDUSTRY

In the U.S. market, tribal casinos have been largely ignored in recent pairing transactions...



Select Pairing Transactions in the U.S.

William Hill	Eldorado Resorts
William Hill	FanDuel
Kambi	DraftKings
Sportech PLC	sportradar
MGM Resorts International	GVC Holdings
kindred	SG Scientific Games
SG Scientific Games	Caesars Entertainment
SBTech we know sports	Churchill Downs

- Pairings have largely been Resort Operators and Sportsbook Providers (Access Deals)
- Tribal Resort Operators have not participated in pairings to date
- We believe Tribal Resort Operators do not want to partner with resort competitors
- Tribal Resort Operators want to maintain sovereignty of data/customers
- ***We believe we can deliver higher margins, with lower risks for the tribes***

NEWGIOCO GROUP

VIRTUAL GENERATIONS' ESTABLISHED PRESENCE

Limited Geographic Overlap with Newgioco, Opportunity for Global Expansion

VG's Current Operations



Albania
Colombia
Dominican Republic
Honduras
Italy
Mexico
Nicaragua
Nigeria
Paraguay
Peru
Turkey
Uganda

VG's Offerings



Horse Racing



Greyhounds



English League



American Roulette



Italian League



Keno

NEWGIOCO
GROUP

REVENUE STREAMS

Handle - 2018

■ Sportsbook ■ Casino ■ Poker

Handle - Q4/17

■ Sportsbook ■ Casino ■ Poker

Gross Gaming Revenue - 2018

■ Sportsbook ■ Casino ■ Poker

GGR - Q4/17

■ Sportsbook ■ Casino ■ Poker

Long-Term Model

■ Sportsbook (Italy) ■ Casino (Italy) ■ Poker (Italy) ■ SaaS

NEWGIOCO
GROUP

MARGIN PROFILE

Gross Gaming Revenue (GGR) Conversion

- Sportsbook   12 - 18%

- Casino   3 - 4%

- Poker   3 - 4%

- SaaS   25-30%

Longer Term targets   15-20% margins (vs 10-15% guidance in 2019)

NEWGIOCO
GROUP

SIGNIFICANT OPERATING LEVERAGE

Substantial operating leverage provides significant opportunity for increasing profitability

- Operating expenses are either largely fixed or discretionary
- Increase in Handle results in blended product mix with only a modest increase in headcount and operating expense

(in US$ millions)	Total Handle	LESS: Payouts	LESS: Gaming Tax	PLUS: Add'l Revenues	Total Revenue	LESS: Selling Expenses	LESS: General & Admin Exp.	Operating Income
Newgioco [FY 2017]	219	(195)	(1.8)	1.2	22.9	(15)	(6)	2.6
		Conversion: From Handle to Revenue			*10.5%*	*Operating Conversion: Total Revenue to Op Income*		*11.3%*
Newgioco [FY 2018]	413	(376)	(3.4)	0.3	34.6	(24)	(10)	0.4
		Conversion: From Handle to Revenue			*8.4%*	*Operating Conversion*		*1.2%*
						Conversion from Total Revenue to Adjusted EBITDA		*10.3%*
Illustrative Example	1,030				84			12
		Conversion: From Handle to Revenue			*8.2%*	*Operating Conversion: Total Revenue to Op Income*		*14.3%*

5x (Handle)

5x (Operating Income)

NEWGIOCO GROUP

FINANCIAL OVERVIEW:
TRACK RECORD OF STRONG OPERATING RESULTS

Capturing just 1% of the massive U.S. market could DOUBLE REVENUE and TRIPLE EBITDA



Annualized Revenue

USD in thousands

283%
5-YEAR CAGR
2014-2018

2X Revenue

$8,898 — 2016
$22,865 — 2017
$34,575 — 2018
+1% U.S. Market Share



Adjusted EBITDA

USD in thousands

+200%

3X Adjusted EBITDA

$0 — 2016
$2,595 — 2017
$3,555 — 2018
+1% U.S. Market Share

NEWGIOCO
GROUP

VALUATION:
NWGI IS UNDERVALUED COMPARED TO PEERS

Trading at Lower EV/Sales and EV/EBITDA Ratios Compared to Peers

GLOBAL GAMING COMPARABLES

	Ticker	Price (Local)	Mkt Cap (US$)	LTM Rev (US$)	EV/Sales			EV/EBITDA			P/E		
					2017	2018	2019	2017	2018	2019	2017	2018	2019
Newgioco Group Inc	**NWGI-US**	**$ 0.35**	**37**	**35**	**1.3**	**1.1**	**0.8**	**12.3**	**7.4**	**4.1**	**17.5**	**17.5**	**8.8**
Evolution Gaming Group AB	EVO-SE	688.00	2,657	76	11.7	9.4	7.4	25.8	21.5	16.8	34.3	28.6	23.0
Scientific Games Corporation	SGMS	22.60	2,085	3,363	3.5	3.2	3.1	8.9	8.2	7.9	NM	NM	NM
William Hill PLC	WMH-GB	1.53	1,772	2,162	0.8	0.9	0.9	3.8	4.9	6.9	5.3	7.4	14.5
Playtech plc	PTEC-GB	4.18	1,750	982	2.3	1.6	1.2	5.6	5.8	5.1	6.8	6.7	8.4
Betsson AB Class B	BETS.B-SE	73.00	1,085	623	2.0	2.0	1.9	8.1	7.1	7.9	11.7	9.3	10.9
Cherry AB Class B	CHER.B-SE	86.40	963	358	4.0	3.2	2.8	21.4	11.8	12.7	NM	19.9	19.9
NetEnt AB Class B	NET.B-SE	34.40	887	204	4.0	4.3	4.2	8.9	9.2	8.5	13.5	13.8	13.4
888 Holdings Plc	888-GB	1.62	783	556	1.2	1.2	1.2	7.4	6.1	7.2	11.0	8.3	13.0
Kambi Group plc Class B	KAMBI-SE	146.60	475	42	5.8	5.2	4.2	22.8	17.5	14.7	NM	42.8	34.5
Inspired Entertainment, Inc.	INSE	6.48	139	42	2.0	1.8	1.9	6.2	4.6	5.0	NM	NM	NM
GAN plc	GAN-GB	0.50	56	14	3.2	2.9	1.8	NM	NM	8.5	NM	NM	NM
				AVERAGES:	3.7	3.3	2.8	11.9	9.7	9.2	13.7	17.1	17.2

Source: FactSet (as of March 14, 2019)

NEWGIOCO GROUP

SUPERIOR RISK MANAGEMENT:
INNOVATIVE, PROVEN AND EFFICIENT BETTING PLATFORM

Improving our Handle to Revenue Conversion with Proactive Risk Management Tools



Newgioco Group:
Revenue Conversion (Gross Gaming Revenue as % of Handle)

- Robust, highly flexible, scalable Sportsbook engine
- Stress-tested to 200K bets / minute
- Built-in:
  - ◆ Artificial Intelligence learning bots
  - ◆ Built-in adaptive Business Intelligence and CRM modules
  - ◆ Built-in multi-channel functionality for all payment systems
- Crypto-friendly

GUIDANCE

INITIAL GUIDANCE FOR 2019:

- Revenue growth of 25% to 35%

- Operating margins in the 10 to 15% range

- U.S. SaaS customers by the end of 2019: 50,000 active U.S. players

- Handle (exclusively Italy): at least US$500M

NEWGIOCO
G R O U P

BALANCE SHEET

	As of	
	12/31/2018	**12/31/2017**
Cash and cash equivalents	$6,289,903	$6,469,858
Other current assets (combined)	$1,261,460	$1,380,555
Total Current Assets	$7,551,363	$7,850,413
Restricted cash	$1,560,539	$587,905
Intangible assets (Ulisse and Multigioco acquisitions)	$12,583,457	$3,245,748
Other noncurrent assets (PPE, Goodwill, Investment)	$892,351	$540,430
Total Noncurrent Assets	$15,036,347	$4,374,083
Total Assets	**$22,587,710**	**$12,224,496**
Total Debt (Debentures, Line, Notes)	$5,356,652	$2,228,010
Other liabilities	$7,357,426	$5,882,436
Total Liabilities	**$12,714,078**	**$8,110,446**
Total Stockholders' Equity	**$9,873,632**	**$4,114,050**
Total Liabilities & Stockholders' Equity	**$22,587,710**	**$12,224,496**

NEWGIOCO
G R O U P

A CLEAN CAPITAL STRUCTURE

Capital Structure

Debt Outstanding	As of December 31, 2018
Bank line of credit	$750,000
Debentures, net of discount 10% per annum, due 2020 Convertible at $0.40 / share Callable at $0.80/ share	$3,942,523
Other current debt	$438,998
Other long-term debt	$225,131
Total Debt	**$5,356,652**

Shareholders' Equity	As of December 31, 2018
Basic shares outstanding	75,540,298
Warrants – outstanding Avg. exercise price - $0.50 / share	8,713,064
Warrants – exercisable Avg. exercise price - $0.50 / share	8,713,064
Weighted average diluted shares outstanding (includes warrants and convertible debt)	**106,793,915**

Ownership: Tightly Held by Insiders



Retail 15%

Management & Insiders 60%

Institutions 25%

NEWGIOCO GROUP

EXPERIENCED EXECUTIVE LEADERSHIP:
STRONG BOARD OF DIRECTORS

Michele (Mike) Ciavarella	CEO & Director	Capital Markets Professional with Experience in Europe & Asia
Elizabeth MacLean	CFO	A finance team leader with over 20 years of experience in the U.S. and U.K. and former Global Lead for Financial Systems and Processes for Progressive Gaming International
Harold Wolkin	Independent Director, Chairman	A former executive, investment banker and financial analyst with over 30 years of business success
Russ McMeekin	Independent Director	Former President & CEO of Progressive Gaming International; previously served as a member of the board of the American Gaming Association (AGA) and the Canadian Gaming Association (CGA)
Bill Rutsey	Independent Director	A highly accomplished career as a senior executive and an advisor to the public and private sectors in the gaming, sports and entertainment and real estate fields; past CEO of the CGA for 12 years

NEWGIOCO
G R O U P

INVESTMENT HIGHLIGHTS

Newgioco Group is a vertically-integrated leisure gaming technology company with fully-licensed online and land-based gaming operations now expanding into the bourgeoning U.S. sports betting market using its ELYS Betting Platform

Proven operations in Italy provide a solid launching point for **U.S. and global expansion**

Supreme Court (May 2018) decision legalizing sports betting creates **secular 15-year U.S. opportunity**

Track-record of **strong operating results,** 3-year revenue CAGR of 92% and profitable on a non-GAAP basis

Newgioco capturing increasing share of **significant, expanding market opportunity**… $500B Global Gaming Market

Significant operating leverage and Adjusted EBITDA[1] positive at ~$8.5M of revenue per quarter

Proven and cutting-edge sports betting platform provides **superior risk management** with limited competition

Hayden IR – Investor Relations
Brett Maas, Managing Partner
brett@haydenir.com

[1] *See Slide 23 for the Reconciliation to Adjusted EBITDA*

NEWGIOCO
GROUP

Newgioco

- Ralph Garcea
- 416-304-9125
- VP, Corporate and Business Development
- r.garcea@newgiocogroup.com

Hayden IR – Investor Relations

- Brett Maas
- 646-536-7331
- Managing Partner
- brett@haydenir.com

CONTACTS

NEWGIOCO
GROUP

RECONCILIATION TO ADJUSTED EBITDA

Reconciliation to Adjusted EBITDA	For the year ended December 31,	
	2018	**2017**
Comprehensive Income (Loss)	(3,877,319)	1,532,190
Total other expenses	2,370,881	256,356
Foreign currency translation adjustment	831,011	(166,304)
Income tax provision	1,102,701	972,924
EBIDTA	427,274	2,595,166
Items Relating to Legacy Activities	1,000,000	
Product Readiness and U.S. Market Launch	1,019,500	
Adjustment for salary forgone in prior years	500,000	
Items Outside the normal course of business	608,600	
Adjusted EBIDTA	3,555,374	2,595,166

NEWGIOCO
G R O U P